FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

6 April 2020
Important Information relating to Annual General Meeting

The Notice of the Annual General Meeting ("AGM") of HSBC Holdings plc (the "Company") scheduled to be held at 11.00am on Friday, 24 April 2020 at the Queen Elizabeth Hall, Southbank Centre, Belvedere Road, London, SE1 8XX, was circulated to shareholders on 11 March 2020.

The board of directors (the "Board") has been closely monitoring the evolving Coronavirus (COVID-19) situation. Following the UK Government's introduction of social distancing measures and prohibition on non-essential travel and public gatherings, it will not be possible for shareholders to attend this year's AGM in person.

Change of venue and arrangements

As the original AGM venue is now closed due to UK Government restrictions, the Board has decided to change the venue of the AGM to the Company's registered office and group head office at 8 Canada Square, London, E14 5HQ.  The AGM will take place at the same time, 11.00am (BST), and on the same day, Friday, 24 April 2020, as previously notified to shareholders.

As a consequence of the UK Government's guidance and prohibitions, the arrangements for the AGM are as follows:

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It will not be possible for shareholders to attend the AGM in person.

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Only a limited number of directors and essential personnel will attend the AGM in person in order to ensure that a quorum is present and to conduct the business of the AGM.  Attendance of these persons is considered essential for work purposes.  Social distancing measures will be in place in order to comply with current requirements.  Other shareholders and non-essential personnel must not attend the AGM.

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As shareholders cannot attend in person, they will only be able to vote by submitting a proxy in advance of the AGM.  To ensure that their vote counts, shareholders should only appoint the Chairman of the AGM to act as their proxy. Details of how to submit a proxy are set out below.

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The usual format of the AGM will be condensed and will only include the formal business of the AGM.

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The Group Chairman and Group CEO will not be making speeches at the AGM.  Instead, a statement from each of them will be published after the AGM together with the results of votes cast at the meeting.

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Shareholders can submit questions for the Board in advance of the AGM to shareholderquestions@hsbc.com.  The Board will endeavour, where appropriate, to answer such questions by publishing responses on the Company's website as soon as practical after the AGM.

The Board believes these measures are necessary and appropriate in light of the current pandemic, in particular, to protect the health and wellbeing of the Company's employees, shareholders and the wider communities in which we operate.

As a result of the current UK Government prohibition on non-essential travel and public gatherings, shareholders should not attend the AGM in person.  Any person who does attempt to attend the AGM in person will be refused admission.

Reminder to vote by proxy

The AGM is an important event in the Company's corporate calendar and provides an opportunity for shareholders to vote on important resolutions for the conduct of the business and affairs of the Company.  Accordingly, the Board strongly encourages participation of all shareholders by:

(i)         Appointing the Chairman of the AGM as their proxy.

(ii)        Submitting a form of proxy as soon as possible and in any event by no later than 11.00am (BST) on Wednesday, 22 April 2020 to ensure that their votes are counted.  If a shareholder appoints a person other than the Chairman of the AGM as their proxy, that other proxy will not be able to attend the AGM.

(iii)       Re-submitting a new form of proxy to appoint the Chairman of the AGM to replace any form already submitted which appoints any person other than the Chairman of the AGM as their proxy.

A form of proxy may be submitted electronically by following the links provided at www.hsbc.com/proxy or by returning the form to the relevant share registrar.  Details of how to submit proxies are set out on page 25 of the Notice of AGM that was circulated to shareholders on 11 March 2020.  Proxy instructions must be received no later than 11.00am (BST) on Wednesday, 22 April 2020 or not less than 48 hours before the time of the holding of any adjourned AGM.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

Shareholders are reminded that if they have any questions for the Board, they should submit these in advance of the AGM to shareholderquestions@hsbc.com.

The Board will continue to monitor the situation and may, if necessary, need to make further changes to the arrangements for the AGM, including how it is conducted.  Shareholders should therefore continue to monitor the Company's website and announcements.

The Board would like to thank shareholders for their understanding and support during these challenging times.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

HSBC Holdings plc

Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

Web: www.hsbc.com
Incorporated in England with limited liability. Registered in England: number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 April 2020